Filed by NextEra Energy, Inc.
(Commission File No. 1-8841)

Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Hawaiian Electric Industries, Inc.
(Commission File No. 1-8503)

Honolulu Star-Advertiser
Op-ed: NextEra: The right partner for Hawaiian Electric, Hawaii
By Eric Gleason
29 March 2015

Hawaiian Electric is at the forefront in addressing a vast array of complex issues associated with Hawaii's clean energy transformation, and its goals -- including increasing renewables to 65 percent, tripling distributed solar and lowering customer bills 20 percent in real terms by 2030 -- are among the most ambitious in the nation. Meeting these goals is critical because the reality remains that, due largely to the state's dependence on imported oil, Hawaiian Electric customers pay the highest electric rates in the nation.

No company is better suited than NextEra Energy to help, and this is why we believe our combination is so compelling. NextEra Energy has the expertise, resources and track record to strengthen and accelerate Hawaiian Electric's transformation as it works to secure a more affordable clean-energy future for Hawaii.

Like Hawaii, NextEra Energy's Florida-based utility, FPL, was heavily dependent upon oil for power generation. In 2001, FPL burned more oil than any utility in America. Since 2001, FPL has reduced its reliance on oil by 99 percent. As a result of FPL's investment in modern, fuel-efficient technologies, customers have saved more than $7.5 billion. FPL also has installed and operates more solar in Florida than anyone else. In fact, FPL just recently announced plans to install 223 megawatts of new solar PV, which will include more than 1 million solar panels and produce the equivalent of 68,000 average-sized rooftop systems. This customer-first, cost-effective approach has translated into residential bills that are more than 25 percent lower than the national average and service reliability of 99.98 percent -- the best in Florida and among the best in America.

We plan to bring our customer-first approach to Hawaii and, by adding our experience and capabilities to those of Hawaiian Electric, are confident that the combined company will be able to deliver significant value to customers here. For example, as recently outlined in our merger application with the Hawaii Public Utilities Commission, we expect Hawaiian Electric customers to benefit from approximately $60 million in savings, as well as NextEra Energy's commitment to not file for a general base rate increase for at least four years.

We recognize that addressing Hawaii's energy challenges requires Hawaii-specific energy solutions, including a robust and diverse renewable energy portfolio. For example, we understand the significant role rooftop solar plays here. Hawaii already is top in the nation, and a world leader, in distributed solar penetration. But more can be done, and that's why NextEra Energy supports Hawaiian Electric's goal of tripling distributed solar by 2030.

As we work toward bringing our two companies together, we've been gathering feedback from across the state, and we'll continue to meet with many stakeholders in the coming months. Through our work over the past several years developing renewable and other energy projects in the islands, we've gained some understanding and appreciation for what makes Hawaii such an extraordinary place. And we're committed to doing business the right way in Hawaii. For example, NextEra Energy will continue HEI's overall current level of corporate giving. Consistently giving back to our local communities is integral to how we do business and has resulted in NextEra Energy being recognized among the top 10 companies worldwide for both community responsibility and innovativeness on Fortune's 2015 list of "World's Most Admired Companies," and, for the eighth year in a row, as a 2015 World's Most Ethical Company(R) by the Ethisphere Institute.

This is a story about combining two leaders in clean and renewable energy. NextEra Energy stands ready to be a strong, long-term partner for all of Hawaii as we work together to build a more affordable, equitable and inclusive clean energy future.

Eric Gleason is the president of NextEra Energy Hawaii, LLC.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “predict,” and “target” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NEE and HEI caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in any forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger involving NEE and HEI, including future financial or operating results of NEE or HEI, NEE’s or HEI’s plans, objectives, expectations or intentions, the expected timing of completion of the transaction, the value, as of the completion of the merger or spin-off of HEI’s bank subsidiary or as of any other date in the future, of any consideration to be received in the merger or the spin-off in the form of stock or any other security, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to: the risk that HEI may be unable to obtain shareholder approval for the merger or that NEE or HEI may be unable to obtain governmental and regulatory approvals required for the merger or the spin-off, or required governmental and regulatory approvals may delay the merger or the spin-off or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the merger or the completion of the spin-off may not be satisfied; the timing to consummate the proposed merger and the expected timing of the completion of the spin-off; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction, including the value of a potential tax basis step up, may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time and attention on merger and spin-off-related issues; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities and in the financial results of NEE, HEI or any of their subsidiaries; the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and other factors discussed or referred to in the “Risk Factors” section of HEI’s or NEE’s most recent Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the definitive proxy statement/prospectus that is included in the Registration Statement on Form S-4 that NEE has filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NEE’s and HEI’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither NEE nor HEI undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It

In connection with the proposed transaction between NEE and HEI, NEE filed with the SEC a registration statement on Form S-4 that includes a definitive proxy statement of HEI and that also constitutes a prospectus of NEE. The registration statement was declared effective by the SEC on March 26, 2015. HEI first mailed the definitive proxy statement/prospectus to its shareholders on March 30, 2015. NEE and HEI may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HEI ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from NEE’s website (www.investor.nexteraenergy.com) under the heading “Investor Relations” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from HEI’s website (www.hei.com) under the tab “Investor Relations” and then under the heading “SEC Filings.” Additional information about the proposed transaction is available at a joint website launched by the companies at www.forhawaiisfuture.com.